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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Penn Virginia Resource Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


              Common units, representing limited partner interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   707884102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Nancy M. Snyder
                         Penn Virginia Resource GP, LLC
                         Three Radnor Corporate Center
                              100 Matsonford Road
                                   Suite 230
                           Radnor, Pennsylvania 19087
                                 (610) 687-8900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                      December 19, 2002 and July 29, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 707884102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Peabody Natural Resources Company
    51-0332232
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,710,458
   Units       -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,710,458
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,710,458
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     26.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------
* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 shares held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 707884102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Gold Fields Mining Corporation
    36-2079582
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    NA
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,710,458
   Units       -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,710,458
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,710,458
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     26.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------
* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 shares held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 707884102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Peabody Energy Corporation
    13-4004153
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,710,458
   Units       -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,710,458
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,710,458
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     26.0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     HC/CO
--------------------------------------------------------------------------------
* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 shares held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common units, representing limited partner interests ("Common Units") of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of Issuer is Three Radnor Corporate Center, 100 Matsonford Road, Suite 230, Radnor, Pennsylvania 19087.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:

Peabody Energy Corporation, a Delaware corporation ("Parent"),
701 Market Street
Suite 760
St. Louis, Missouri 63101

Parent is the largest private-sector coal company in the world. Parent is a holding company and, through its subsidiaries, owns interests in coal operations located throughout all major U.S. coal producing regions.

Gold Fields Mining Corporation, a Delaware corporation ("Gold Fields"), 14062 Denver West Parkway
Suite 110
Golden, Colorado 80401-3301

Gold Fields is a direct wholly owned subsidiary of Parent and the 97% general partner of PNRC.

Peabody Natural Resources Company, a Delaware general partnership ("PNRC"), 701 Market Street
Suite 718
St. Louis, Missouri 63101

PNRC is an indirect wholly owned subsidiary of Parent and of Gold Fields, and is engaged in the coal business.

Appendix A to this Statement includes the name, state of incorporation, principal business, and principal place of business of each general partner of PNRC. Appendix A also includes the names, residence or business addresses, citizenship and present principal occupations or employment of the executive officers and directors of (1) Parent, (2) Gold Fields and (3) each other general partner of PNRC.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this Statement as Exhibit 1 and is incorporated in this Statement by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 2,710,458 Common Units reported in this Statement were acquired by PNRC as part of the consideration for its sale to the Issuer of all of PNRC's interest in Fieldcrest Resources LLC, which owned certain coal properties. The acquisition was made under a Purchase and Sale Agreement ("Purchase and Sale Agreement") (a copy of which is filed with this Statement as Exhibit 2 and is incorporated in this Statement by reference). Such number of units includes 1,240,833 Common Units that were issued to PNRC on July 29, 2003 on conversion of a like number of class B common units that were issued to PNRC in connection with the acquisition.

ITEM 4. PURPOSE OF TRANSACTION

The foregoing acquisition of Common Units was made for investment purposes only. The acquisition of Common Units was made as part of a larger transaction under the Purchase and Sale Agreement whereby Issuer purchased approximately 120 million tons of coal reserves and related assets from subsidiaries of Parent, including PNRC, for $72.5 million of cash and 2,763,158 Common Units, consisting of the 2,710,458 units reported by this Statement and 52,700 units held in escrow. As part of the larger transaction, Issuer also leased or subleased the coal reserves it purchased to subsidiaries of Parent.

PNRC currently intends to sell 1,000,000 Common Units in an underwritten transaction, plus up to 150,000 additional Common Units subject to the underwriter's overallotment option. Except for that proposed sale, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendix A hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act. A director of the general partner of the Issuer, Richard M. Whiting, is employed by Parent as executive vice president for sales and trading. In his capacity as director, he will participate, and have the opportunity to vote on matters that are presented to the board of directors of the general partner of Issuer, including sales of assets, extraordinary corporate transactions, and changes to Issuer's capitalization, business or partnership structure. Mr. Whiting currently owns 2,000 Common Units. The Reporting Persons disclaim beneficial ownership of those units.

Each of the Reporting Persons expects to evaluate on an ongoing basis Issuer's financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any or all of the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of Issuer or may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law, as well as the Registration Rights Agreement described in Item 6 below. To the knowledge of each Reporting Person, each of the persons listed on Appendix A hereto may make similar evaluations from time to time or on an ongoing basis.

In connection with the foregoing acquisition of Common Units, Parent is entitled, for so long as it and its affiliates own Common Units representing at least 5% of the number of outstanding Common Units of Issuer, to designate one director to the Board of Issuer's general partner. If the number of directors constituting Issuer's general partner increases to or exceeds eleven and the 5% ownership condition remains satisfied, then Parent would become entitled to designate to the board an aggregate number of directors equal to the product obtained by multiplying (x) one-sixth by (y) the total number of directors constituting the board (such product to be rounded up or down, as appropriate, to the nearest whole number and rounded up for 0.50). Parent designated Mr. Whiting as its nominee and he was elected to the board of directors of Issuer's general partner in January 2003. The full terms of these designation rights are provided in the Third Amended and Restated Limited Liability Company Agreement of Penn Virginia Resource GP, LLC (a copy of which is filed with this Statement as Exhibit 3 and is incorporated in this Statement by reference).

For as long as either of Issuer's Lee Ranch or Federal #2 leases with Parent and its subsidiaries is in effect, Parent has the right, upon a change in control (as defined in the Purchase and Sale Agreement) of Issuer, Penn Virginia Corporation or Issuer's general partner to purchase all of the coal reserves and other related assets that Parent and its subsidiaries sold to Issuer, to the extent those assets are then owned by Issuer, at a price to be agreed upon at that time or, if the parties are unable to agree, at the fair market value as determined based on the average valuations of three designated investment banks.

After December 19, 2006, as long as either of Issuer's Lee Ranch or Federal #2 leases with Parent and its subsidiaries is in effect, if Issuer receives a bona fide arms-length written offer in cash from a third party that Issuer desires to accept for the sale of (1) all of the coal reserves and other related assets that Issuer acquired from Parent and its subsidiaries, (2) all, but not less than all, of the coal reserves and other assets relating to the Lee Ranch property in New Mexico or (3) all, but not less than all, of the coal reserves and other assets relating to the Federal #2 mine in West Virginia, Issuer is required to give Parent the opportunity to purchase those assets at the price offered by the third party.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.

(a) Based on the information reported by Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 10,425,488 Common Units outstanding as of November 1, 2003.

         As of December 8, 2003, PNRC owns 2,710,458 Common Units, representing 26.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of December 8, 2003, Gold Fields may be deemed to beneficially own, by virtue of its ownership of PNRC as described above, the same 2,710,458 Common Units, representing 26.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of December 8, 2003, Parent may be deemed to beneficially own, by virtue of its ownership of PNRC and Gold Fields as described above, the same 2,710,458 Common Units, representing 26.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         In connection with the foregoing acquisition of Common Units by PNRC, Issuer placed 52,700 Common Units in escrow pending transfer to Issuer of certain coal mineral estates in certain parcels and tracts of land. These Common Units are registered in the name of U.S. Bank National Association, as escrow agent. If the coal mineral estates are transferred to Issuer prior to the deadline in the escrow agreement, these units will be released from escrow to PNRC.

(b) PNRC has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it as indicated above. Gold Fields, by virtue of its ownership of PNRC as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC as indicated above. Parent, by virtue of its ownership of PNRC and Gold Fields as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC as indicated above.

(c) No transactions in Common Units were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A hereto, during the past sixty days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.

PNRC has entered into a registration rights agreement (a copy of which is filed with this Statement as Exhibit 4 and is incorporated in this Statement by reference) covering the 2,763,158 Common Units of the Issuer that it owns or that are held in escrow. The registration rights agreement grants PNRC the right, subject to certain conditions, (1) to include its Common Units in certain underwritten offerings of securities of Issuer for Issuer's own account or for the account of affiliates of Issuer and (2) to demand that Issuer file a shelf registration statement for PNRC's Common Units and permit up to four underwritten offerings from that registration statement. The registration rights agreement contains restrictions, subject to exceptions, on the Reporting Persons ability to transfer Common Units, including (1) lock-up restrictions in connection with underwritten public offerings of Common Units for the account of Issuer or other persons and (2) restrictions on resales of Common Units prior to December 20, 2003. Issuer has agreed to waive compliance with the full holding period with respect to restrictions on resales prior to December 20, 2003 in connection with an underwritten offering under the shelf registration statement on Form S-3 (No. 333-106239) covering resales of PNRC's Common Units.

Parent and its affiliates in the future may sell additional coal assets to Issuer. In contemplation of this possibility, Issuer's general partner issued a special membership interest to Parent, that entitles Parent to increased percentages, starting at 0% and increasing up to 40%, of any payments made by Issuer to its general partner in respect of Issuer's general partner's incentive distribution rights in Issuer if Parent sells to Issuer additional coal assets during the term of Issuer's leases with Parent and its subsidiaries. This special membership interest does not require Issuer to purchase any assets from Parent and the parties are not obligated to negotiate or to enter into any definitive agreement relating to any such acquisition or to consummate any such acquisition. Parent's special membership interest also may be increased in the future, to the extent, if any, that Issuer and Parent so agree if Parent identifies opportunities to Issuer that Issuer was not otherwise considering to purchase coal assets owned by third parties and Issuer acquires those assets. The full terms of the special membership interest are provided in the Third Amended and Restated Limited Liability Company Agreement of Penn Virginia Resource GP, LLC (a copy of which is filed with this Statement as Exhibit 3 and is incorporated in this Statement by reference). The special membership interest generally is a non-voting interest in Issuer's general partner.

In connection with the creation of this special membership interest, Issuer also amended its partnership agreement to require the prior written consent of Parent, as the special member of Issuer's general partner, for any amendments to Issuer's partnership agreement that would have a material adverse effect on incentive distributions to Issuer's general partner with respect to the special member's interest in those distributions relative to the interest of the managing member of Issuer's general partner in those distributions.

To the best of each Reporting Person's knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Exhibit                          Description

            1 Joint Filing Agreement dated December 8, 2003 among Peabody Natural Resources Company, Peabody Energy Corporation and Gold Fields Mining Corporation.

            2 Purchase and Sale Agreement by and among Peabody Energy Corporation, Eastern Associated Coal Corp., Peabody Natural Resources Company and Penn Virginia Resource Partners, L.P. dated as of December 19, 2002 (incorporated by reference to Exhibit 10.11 of the Issuer's Annual Report on Form 10-K/A for the year ended December 31, 2002).

            3 Third Amended and Restated Limited Liability Company Agreement of Penn Virginia Resource GP, LLC (incorporated by reference to Exhibit 3.7 of the Issuer's Annual Report on Form 10-K/A for the year ended December 31, 2002).

            4 Registration Rights Agreement dated as of December 19, 2002, by and between Penn Virginia Resource Partners, L.P. and Peabody Natural Resource Partners (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on January 2, 2003).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 8, 2003

                                      PEABODY NATURAL RESOURCES COMPANY


                                      /s/ Roger B. Walcott, Jr.
                                      ------------------------------------------
                                      Roger B. Walcott, Jr.
                                      President

                                      PEABODY ENERGY CORPORATION


                                      /s/ Richard A. Navarre
                                      ------------------------------------------
                                      Richard A. Navarre
                                      Executive Vice President and
                                      Chief Financial Officer


                                      GOLD FIELDS MINING CORPORATION


                                      /s/ Robert L. Reilly
                                      ------------------------------------------
                                      Robert L. Reilly
                                      Vice President

                                                                      APPENDIX A

                        PEABODY NATURAL RESOURCES COMPANY

                                GENERAL PARTNERS

Gold Fields Mining Corporation, a Delaware corporation
14062 Denver West Parkway
Suite 110
Golden, Colorado 80401-3301

Gold Fields Mining Corporation is a direct wholly owned subsidiary of Parent.

Peabody America, Inc., a Delaware corporation
701 Market Street
Suite 720
St. Louis, Missouri 63101-1826

Peabody America, Inc. is a direct wholly owned subsidiary of Gold Fields and an indirect wholly owned subsidiary of Parent.

                         GOLD FIELDS MINING CORPORATION

                               BOARD OF DIRECTORS

NAME/TITLE                                  BUSINESS ADDRESS
----------                                  ----------------
C.C. Kennedy                                Gold Fields Mining Corporation
Vice President, Secretary                   14062 Denver West Parkway, Suite 110
and General Counsel                         Golden, Colorado 80401-3301

Richard A. Navarre                          Peabody Energy Corporation
Executive Vice President and                701 Market Street, Suite 760
Chief Financial Officer                     St. Louis, Missouri 63101
Peabody Energy Corporation

Roger B. Walcott, Jr.                       Peabody Energy Corporation
Executive Vice President --                 701 Market Street, Suite 760
Corporate Development                       St. Louis, Missouri 63101
Peabody Energy Corporation

                               EXECUTIVE OFFICERS

NAME/TITLE                                  BUSINESS ADDRESS
----------                                  ----------------
Roger B. Walcott, Jr.                       Gold Fields Mining Corporation
President                                   14062 Denver West Parkway, Suite 110
                                            Golden, Colorado 80401-3301

Walter L. Hawkins, Jr.                      Gold Fields Mining Corporation
Vice President and Assistant Treasurer      14062 Denver West Parkway, Suite 110
                                            Golden, Colorado 80401-3301

C.C. Kennedy                                Gold Fields Mining Corporation
Vice President, Secretary and               14062 Denver West Parkway, Suite 110
General Counsel                             Golden, Colorado 80401-3301

Richard A. Navarre                          Gold Fields Mining Corporation
Vice President                              14062 Denver West Parkway, Suite 110
                                            Golden, Colorado 80401-3301

Robert L. Reilly                            Gold Fields Mining Corporation
Vice President                              14062 Denver West Parkway, Suite 110
                                            Golden, Colorado 80401-3301

Steven F. Schaab                            Gold Fields Mining Corporation
Vice President and Treasurer                14062 Denver West Parkway, Suite 110
                                            Golden, Colorado 80401-3301

All above individuals are citizens of the United States.

                              PEABODY AMERICA, INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                  BUSINESS ADDRESS
----------                                  ----------------
Richard A. Navarre                          Peabody Energy Corporation
Executive Vice President and                701 Market Street, Suite 760
Chief Financial Officer                     St. Louis, Missouri 63101
Peabody Energy Corporation

Roger B. Walcott, Jr.                       Peabody Energy Corporation
Executive Vice President --                 701 Market Street, Suite 760
Corporate Development                       St. Louis, Missouri 63101
Peabody Energy Corporation

                               EXECUTIVE OFFICERS

NAME/TITLE                                  BUSINESS ADDRESS
----------                                  ----------------
Roger B. Walcott, Jr.                       Peabody America, Inc.
President                                   701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

Walter L. Hawkins, Jr.                      Peabody America, Inc.
Vice President and Assistant Treasurer      701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

C.C. Kennedy                                Peabody America, Inc.
Vice President and Secretary                701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

Jeffery L. Klinger                          Peabody America, Inc.
Vice President and Assistant Secretary      701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826


Robert L. Reilly                            Peabody America, Inc.
Vice President                              701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

Steven F. Schaab                            Peabody America, Inc.
Vice President and Treasurer                701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

L.B. Stottlemyre                            Peabody America, Inc.
Vice President                              701 Market Street, Suite 720
                                            St. Louis, Missouri 63101-1826

All above individuals are citizens of the United States.

                           PEABODY ENERGY CORPORATION

                               BOARD OF DIRECTORS

NAME/TITLE                                     BUSINESS ADDRESS
----------                                     ----------------
Bernard J. Duroc-Danner                        Peabody Energy Corporation
Chairman, President and                        701 Market Street, Suite 760
Chief Executive Officer                        St. Louis, Missouri 63101
Weatherford International, Inc.

Irl F. Engelhardt                              Peabody Energy Corporation
Chairman and Chief Executive Officer           701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

William E. James                               Peabody Energy Corporation
Founding Partner of                            701 Market Street, Suite 760
RockPort Capital Partners LLC                  St. Louis, Missouri 63101

Robert B. Karn, III                            Peabody Energy Corporation
Financial Consultant                           701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

Henry E. Lentz                                 Peabody Energy Corporation
Consultant to Lehman Brothers Inc.             701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

William C. Rusnack                             Peabody Energy Corporation
Former President and CEO of                    701 Market Street, Suite 760
Premcor Inc.                                   St. Louis, Missouri 63101

James R. Schlesinger, PhD                      Peabody Energy Corporation
Chairman of the Board of Trustees of           701 Market Street, Suite 760
MITRE Corporation                              St. Louis, Missouri 63101

Blanche M. Touhill, PhD                        Peabody Energy Corporation
Chancellor Emeritus and Professor Emeritus     701 Market Street, Suite 760
at the University of Missouri -- St. Louis     St. Louis, Missouri 63101

Sandra Van Trease                              Peabody Energy Corporation
President of UNICARE                           701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

Alan H. Washkowitz                             Peabody Energy Corporation
Managing Director of Lehman Brothers Inc.      701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

All above individuals are citizens of the United States.



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

                           PEABODY ENERGY CORPORATION

                               EXECUTIVE OFFICERS

NAME/TITLE                                     BUSINESS ADDRESS
----------                                     ----------------
Irl F. Engelhardt                              Peabody Energy Corporation
Chairman and Chief Executive Officer           701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

Gregory H. Boyce                               Peabody Energy Corporation
President and Chief Operating Officer          701 Market Street, Suite 760
                                               St. Louis, Missouri 63101

Richard M. Whiting                             Peabody Energy Corporation
Executive Vice President --                    701 Market Street, Suite 760
Sales and Trading                              St. Louis, Missouri 63101

Roger B. Walcott, Jr.                          Peabody Energy Corporation
Executive Vice President --                    701 Market Street, Suite 760
Corporate Development                          St. Louis, Missouri 63101

Richard A. Navarre                             Peabody Energy Corporation
Executive Vice President and                   701 Market Street, Suite 760
Chief Financial Officer                        St. Louis, Missouri 63101

Fredrick D. Palmer                             Peabody Energy Corporation
Executive Vice President -- Legal and          701 Market Street, Suite 760
External Affairs and Secretary                 St. Louis, Missouri 63101

Sharon D. Fiehler                              Peabody Energy Corporation
Executive Vice President --                    701 Market Street, Suite 760
Human Resources and Administration             St. Louis, Missouri 63101

Jeffery L. Klinger                             Peabody Energy Corporation
Vice President -- Legal Services and           701 Market Street, Suite 760
Assistant Secretary                            St. Louis, Missouri 63101

All above individuals are citizens of the United States.



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